

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

June 29, 2009

Via U.S. Mail and Facsimile at 952-351-3058

Daniel J. Murphy
Chairman and Chief Executive Officer
Alliant Techsystems Inc.
7480 Flying Cloud Drive
Minneapolis, MN 55344-3720

**Re: Alliant Techsystems Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed May 22, 2009
File No. 001-10582**

Dear Mr. Murphy:

        We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Risk Factors, page 13

1. We note your disclosure in the first paragraph of this section that "[s]ome of the risks facing ATK are discussed below." All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

Exhibit Index, page 119

2. We note Exhibit 10.1, the Amended and Restated Credit Agreement, incorporated by reference to Form 8-K filed April 4, 2007. The Amended and Restated Credit Agreement does not appear to contain all of the exhibits and schedules listed in the table of contents. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile the Amended and Restated Credit Agreement to include all attachments, schedules and exhibits with your next Exchange Act filing.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Adviser